# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lufax Holding Ltd, CIK 0001816007
CUSIP: G5700Y209
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, China (F4), 201206
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001844293
Persons authorized to receive notices and communications: Yanmei Dong, 23/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, China (F4), 000000, 86 0755 2262 7970

## Reporting persons
- An Ke Technology Company Limited (CIK 0001844293): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC), other (OO); sole voting power 967,011,824; sole dispositive power 967,011,824; aggregate amount beneficially owned 967,011,824 (44.9% of the class)
  Comment: The number of shares beneficially owned as reported in Rows (7), (9) and (11) includes 202,117,241 Ordinary Shares of Lufax convertible from the Notes, as defined in Item 6 below.
  
  The percent of class represented by amount as reported in Row (13) is calculated based on 2,154,455,370 Ordinary Shares of Lufax, including (i) 421,077,586 Ordinary Shares of Lufax convertible from the Notes, as defined in Item 6 below, and (ii) 1,733,377,784 issued and outstanding Ordinary Shares of Lufax as of July 31, 2026, as reported by Lufax on a current report on Form 6-K furnished with the Securities and Exchange Committee (the "Commission") on August 5, 2026 (the "Form 6-K").
- China Ping An Insurance Overseas (Holdings) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC), other (OO); sole voting power 612,756,250; sole dispositive power 612,756,250; aggregate amount beneficially owned 612,756,250 (28.4% of the class)
  Comment: The number of shares beneficially owned as reported in Rows (7), (9) and (11) includes 218,960,345 Ordinary Shares of Lufax convertible from the Notes, as defined in Item 6 below.
  
  The percent of class represented by amount reported in Row (13) is calculated based on 2,154,455,370 Ordinary Shares of Lufax, including (i) 421,077,586 Ordinary Shares of Lufax convertible from the Notes, as defined in Item 6 below, and (ii) 1,733,377,784 issued and outstanding Ordinary Shares of Lufax as of July 31, 2026, as reported by Lufax in the Form 6-K.
- Ping An Insurance (Group) Company of China, Ltd.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 1,579,768,074; sole dispositive power 1,579,768,074; aggregate amount beneficially owned 1,579,768,074 (73.3% of the class)
  Comment: The number of shares beneficially owned as reported in Rows (7), (9) and (11) includes 421,077,586 Ordinary Shares of Lufax convertible from the Notes, as defined in Item 6 below.
  
  The percent of class represented by amount reported in Row (13) is calculated based on 2,154,455,370 Ordinary Shares of Lufax, including (i) 421,077,586 Ordinary Shares of Lufax convertible from the Notes, as defined in Item 6 below, and (ii) 1,733,377,784 issued and outstanding Ordinary Shares of Lufax as of July 31, 2026, as reported by Lufax in the Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Name of issuer: Lufax Holding Ltd
Address of issuer's principal executive offices: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, China (F4), 201206
Comment:
An Ke Technology Company Limited ("An Ke"), China Ping An Insurance Overseas (Holdings) Limited ("PAOH"), and Ping An Insurance (Group) Company of China, Ltd. ("Ping An," together with An Ke and PAOH, the "Reporting Persons" and each, a "Reporting Person") are the beneficial owners of ordinary shares, par value US$0.00001 per share (the "Ordinary Shares"), of Lufax Holding Ltd, a Cayman Islands company ("Lufax"). All references to Ordinary Shares herein include the Ordinary Shares underlying the American depositary shares ("ADSs") of Lufax.

The following constitutes Amendment No. 4 to the Schedule 13D of the Reporting Persons, as originally filed with the Commission on August 13, 2024 and amended by the amendments thereto filed on September 4, 2024, December 9, 2024 and March 20, 2026 (the "Schedule 13D"). The Schedule 13D is hereby amended and supplemented by this Amendment No. 4 to Schedule 13D (this "Amendment"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) to (10) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D and this Amendment, none of the Reporting Persons or, to their knowledge, any of the persons listed in Schedules A-1, A-2 or A-3 of the Schedule 13D, has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth and/or incorporated by reference in Items 1, 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The section "Ping An Convertible Promissory Notes" in Item 6 of Schedule 13D is hereby supplemented and updated to read as follows:

In 2015, Lufax issued to PAOH convertible promissory notes in an aggregate principal amount of US$1,953.8 million, of which notes the outstanding principal amount of US$937.8 million were subsequently transferred to An Ke. Following such transfer, notes with an outstanding principal amount of US$1,016.0 million remained held by PAOH.

In 2022, an amendment and supplemental agreement was entered to amend the terms of such convertible promissory notes held by An Ke and PAOH together, pursuant to which (i) 50% of then outstanding principal amount (US$976.9 million) was redeemed, and (ii) the commencement date of the conversion period for the remaining 50% principal amount (US$976.9 million) of such convertible promissory notes respectively held by PAOH and An Ke (the "Notes") was extended to April 30, 2026, and the maturity date was extended to October 8, 2026.

Lufax, An Ke and PAOH entered into another amendment and supplemental agreement dated August 20, 2026, with respect to the Notes (the "Amendment Agreement"), pursuant to which (i) with respect to the Notes held by An Ke, (a) the outstanding principal amount thereof shall be redeemed on October 8, 2026, with the redemption price, consisting of the outstanding principal amount thereof plus any unpaid interest accured, payable in two tranches; and (b) following the redemption, the Notes held by An Ke shall be cancelled; and (ii) with respect to the Notes held by PAOH, effective from October 8, 2026 and subject to the satisfaction of certain closing conditions set forth in the Amendment Agreement, (a) the maturity date will be extended to October 8, 2027 (the "Maturity Date"), and (b) the conversion period will be amended to commence on April 30, 2027 and end on the date which is five business days prior to (and excluding) the Maturity Date. Lufax agreed to pay US$29,377,672.86 to PAOH as consideration for such extension. For additional details on the Notes, see "Item 6E. Share Ownership" in Lufax's annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Commission on April 30, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT
NUMBER DESCRIPTION
99.1(2) Joint Filing Agreement, dated September 4, 2024, among the Reporting Persons

99.2(1) Scrip Dividend Scheme (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by Lufax Holding Ltd on June 12, 2024)

99.3(1) Amended and Restated Option Agreement, dated November 27, 2015, among Mr. Jingkui Shi, Mr.Xuelian Yang, An Ke Technology Company Limited and Lanbang Investment Company Limited

99.4(1) Option Agreement, dated November 27, 2015, among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited

99.5(1) Option Agreement, dated November 28, 2014, among Mr. Jingkui Shi, Mr. Xuelian Yang, Shenzhen Ping An Financial Technology Consulting Co. Ltd. and Shanghai Lanbang Investment Limited Liability Company

99.6(3) Tri-Parte Agreement, dated December 5, 2024, by and among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited

(1) Filed as an exhibit to the Schedule 13D filed on August 13, 2024.
(2) Filed as an exhibit to the Amendment No. 1 to Schedule 13D filed on September 4, 2024.
(3) Filed as an exhibit to the Amendment No. 2 to Schedule 13D filed on December 9, 2024.

Schedules A-1, A-2 and A-3 of the Schedule 13D is hereby amended and restated to read as follows:

SCHEDULE A-1
DIRECTORS AND EXECUTIVE OFFICERS OF
AN KE TECHNOLOGY COMPANY LIMITED

The following sets forth the name and principal occupation of each of the directors and executive officers of An Ke Technology Company Limited. Each of the following persons is a citizen of the People's Republic of China, except that Cheung, Siu Man is a citizen of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"). Unless otherwise noted, the business address of each of the following persons is c/o Suite 2353, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name Principal Occupation
Cheung, Siu Man Director
Gao, Song Director

SCHEDULE A-2
DIRECTORS AND EXECUTIVE OFFICERS OF
CHINA PING AN INSURANCE OVERSEAS (HOLDINGS) LIMITED

The following sets forth the name and principal occupation of each of the directors and executive officers of China Ping An Insurance Overseas (Holdings) Limited. Each of the following persons is a citizen of the People's Republic of China, except that Tung, Hoi is a citizen of Hong Kong. Unless otherwise noted, the business address of each of the following persons is c/o Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name Principal Occupation
Cheng, Jianxin Director
Guo, Shibang Director
Tung, Hoi Director
Fu, Xin Director

SCHEDULE A-3
DIRECTORS AND EXECUTIVE OFFICERS OF
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

The following sets forth the name and principal occupation of each of the directors and executive officers of Ping An Insurance (Group) Company of China, Ltd. Each of the following persons is a citizen of the People's Republic of China, except that (i) Guo, Michael is a citizen of Australia, (ii) Chearavanont, Soopakij is a citizen of Thailand, (iii) Yang, Xiaoping, Ng, Kong Ping Albert and Chan, Hiu Fung Nicholas are citizens of Hong Kong. Unless otherwise noted, the business address of each of the following persons is c/o 47th, 48th, 108th, 109th, 110th, 111th and 112th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

Name Principal Occupation
Ma, Mingzhe Chairman of the Board of Directors, Executive Director
Xie, Yonglin Executive Director, President and Co-Chief Executive Officer
Guo, Michael Executive Director, Co- Chief Executive Officer and Senior Vice President
Fu, Xin Executive Director, Senior Vice President and Chief Financial Officer
Chearavanont, Soopakij Non-executive Director
Yang, Xiaoping Non-executive Director
He, Jianfeng Non-executive Director
Cai, Xun Non-executive Director
Ng, Kong Ping Albert Independent Non-executive Director
Jin, Li Independent Non-executive Director
Wang, Guangqian Independent Non-executive Director
Hong, Xiaoyuan Independent Non-executive Director
Song, Xianzhong Independent Non-executive Director
Chan, Hiu Fung Nicholas Independent Non-executive Director
Cai, Fangfang Senior Vice President
Huang, Baoxin Senior Vice President
Sheng, Ruisheng Board Secretary and Company Secretary
Guo, Shibang Assistant President and Chief Risk Officer
Zhang, Zhichun Assistant President and Person-in-charge of Auditing
Xu, Jing Chief Compliance Officer

## Signatures
- An Ke Technology Company Limited: /s/ Gao Song, Gao Song, Director (08/28/2026)
- China Ping An Insurance Overseas (Holdings) Limited: /s/ Tung Hoi, Tung Hoi, Director (08/28/2026)
- Ping An Insurance (Group) Company of China, Ltd.: /s/ Xie Yonglin, Xie Yonglin, Executive Director, President and Co-CEO (08/28/2026)